UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 30, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Liquidmetal Technologies, Inc.

File No. 333-182729 - CF#28617
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Liquidmetal Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an exhibit to a Form S-1 filed on July 18, 2012.

Based on representations by Liquidmetal Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.33   through July 17, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director